EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)	Three Months Ended March 31, 2009	Year Ended December 31

		2008	2007	2006	2005	2004
Income before income tax	$755	$3,026	$2,642	$2,961	$1,810	$826
Interest expense	127	494	267	182	154	94
Interest portion of rentals	1	5	5	7	8	7

Earnings before provision for taxes and fixed charges	$883	$3,525	$2,914	$3,150	$1,972	$927

Interest expense	$127	$494	$267	$182	$154	$94
Capitalized interest	13	39	30	18	6	3
Interest portion of rentals	1	5	5	7	8	7

Total Fixed Charges	$141	$538	$302	$207	$168	$104

Ratio of Earnings to Fixed Charges	6.3	6.6	9.6	15.2	11.7	8.9